Exhibit 99.1

Canadian Solar Announces Date of its Q4/FY 2018 Earnings Conference Call, Updates its Guidance for 4Q 2018, and Provides a Preliminary Assessment of the Potential Impact of PG&E’s Bankruptcy on its Project Pipeline

GUELPH, Ontario, February 6, 2019 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies today announced it plans to report its financial results for the fourth quarter and full year 2018 on Thursday, March 21, 2019. Management will host a conference call to discuss these results and its business outlook for the first quarter and full year 2019.

The Company now expects its shipments for the fourth quarter of 2018 to be in the range of 1.90 GW to 1.95 GW, compared to the previous guidance of 1.67 GW to 1.72 GW; its net revenue for the fourth quarter of 2018 to be in range of $850 million to $900 million, compared to the previous guidance of $690 million to $800 million; and its gross margin for the fourth quarter of 2018 to be in the range of 27% to 28% compared to the previous guidance of 24% to 26%.

The Company has been closely monitoring the bankruptcy filing of Pacific Gas and Electric Company (“PG&E”). Potential outcomes are dependent upon a variety of factors, including future decisions of PG&E, the bankruptcy court, the investment community, and other stakeholders.  Consequently, the Company can only provide a preliminary assessment of its potential exposure.

The Company does not have material exposure with respect to previously sold projects.  It does, however, have potential exposure with respect to 60 MWac of power purchase agreements with PG&E for a portion of the Gaskell West 2 project, which is planned to reach commercial operation in 2020. These power purchase agreements were executed in late 2017 at very competitive prices.  Further, the Company has potential exposure with respect to interconnection agreements with PG&E including an early to mid-stage development project and the late-stage Slate project, which together total approximately 700 MWac. Based on current information, the planned commercial operation dates have not been impacted for any projects in the Company’s pipeline. The Company will provide a further update, as possible, in its fourth quarter and full year 2018 earnings conference call.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest and foremost solar power companies.  It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale power projects in various stages of development.  Over the past 17 years, Canadian Solar has successfully delivered over 30 GW of premium quality modules to customers in over 150 countries around the world. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2018. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

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